

15025495



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER

8- 57046

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 AND ENDING 12/31/2014

MM/DD/YY — MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Supreme Alliance LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

197 Sunset Lodge Road

(No. and Street)

Lancaster   KY   40444

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL JONES   859 548 2119

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VERNON OATES, CPA

(Name – if individual, state last, first, middle name)

5816 Foothill Blvd, 103-370   Rancho Cucamonga   CA   91730

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _MICHAEL JONES_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Supreme Alliance LLC_ , as of _December 31_ , 20 _14_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____
Signature

VP S INOP
Title

_____
Notary Public
Commission Exp _11/7/19_

This report ** contains (check all applicable boxes):
☐ (a) Facing Page.
☐ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☐ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDITED REPORT

DECEMBER 31, 2014

<u>SUPREME ALLIANCE LLC</u>
(Name of Respondent)

197 Sunset Lodge Road
Lancaster, KY 40444
(Address of principal executive office)

Michael Jones
Manager
Supreme Alliance LLC
Executive Office
197 Sunset Lodge Road
Lancaster, KY 40444

(Name and address of person authorized to receive
Notices and communications from the Securities and
Exchange Commission)

SUPREME ALLIANCE LLC

REPORT OF FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2014
(Pursuant to paragraph (d) of Rule 17a-5
Of the Securities Exchange Act of 1934)

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

To The Member
Supreme Alliance LLC
Lancaster, Kentucky

We have audited the accompanying statement of financial condition of Supreme Alliance LLC (a Delaware limited liability company) as of December 31, 2014, and the related statements of income, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Supreme Alliance LLC and of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purposes of forming and opinion on the basic financial statements taken as a whole. The information on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Vernon Oates, CPA
Rancho Cucamonga, California

March 1, 2015

SUPREME ALLIANCE LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

Cash and cash equivalents	$ 9,579	
Total Assets		$ 9,579

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		$ -
MEMBER'S EQUTIY		
Contributed capital	$ 84,024	
Accumulated deficit	(74,445)	
Total Member's Equity		9,579
Total Liabilities and Member's Equity		$ 9,579

SUPREME ALLIANCE LLC
STATEMENT OF INCOME
For the Year Ended December 31, 2014

REVENUE

Commission income	$ 158,009	
Miscellaneous income	14,514	
Total Revenues		$ 172,523

EXPENSES

Contract Labor	$ 29,204	
License and Registration Fees	21,087	
Commission Expense	117,217	
Other General and Administrative	8,545	
Total Expenses		176,053
Net Loss		$ (3,530)

SUPREME ALLIANCE LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2014

	Contributed Capital	Retained Equity (Deficit)	Total Member's Equity
Beginning balance	$ 81,774	$ (70,915)	$ 10,859
Member contribution	2,250	-	2,250
Net gain/(loss)	-	(3,530)	(3,530)
Ending balance (Deficit)	$ 84,024	$ (74,445)	$ 9,579

SUPREME ALLIANCE LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2014

OPERATING ACTIVITIES		
Net loss	$	(3,530)
Adjustments to reconcile net loss to net cash used in operations		-
Net change in current assets and liabilities		-
Net cash used in operating activities		(3,530)
FINANCING ACTIVITIES		
Member contributions		2,250
Net decrease in cash		(1,280)
CASH, BEGINNING OF YEAR		10,859
CASH, END OF YEAR	$	9,579

NOTE 1 – SUMMARY OF SIGNIFCANT ACCOUNTING POLICIES

Nature of Business and Regulation
Supreme Alliance, LLC ("the Company") is a Delaware limited liability company that began broker-dealer operations in March 1998 to market life insurance and mutual fund products to insurance agents. The Company is a licensed broker-dealer with the Financial Industry Regulatory Authority (FINRA) and is a wholly owned subsidiary of Insurance Distribution Consulting, LLC.

The Company is registered with FINRA as a limited broker- dealer participating in annuity contracts and mutual funds. The Company operates pursuant to the (k)(2)(i) exemptive provisions of SEC Rule 15c3-3 and will not hold clients' funds or securities , nor directly offer any securities products to related customers. The Company is registered according to the $5,000 net capital provisions of SEC Rule 15c3-1 because of its limited nature. The Company will only conduct institutional business and will not have a retail client base.

Cash Equivalents
The Company considers all short-term non-equity investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
Commission income is recognized when received.

Income Taxes
The Company is a single member disregarded entity for federal and state income tax purposes. As a disregarded entity, the Company is not required to file federal or state income tax returns but the income and expenses of the Company are required to be included in the return of its single member. Therefore no provision or liability for federal or state income taxes has been included in the financial statements.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements
The Company follows professional standards (FASB ASC 820), Fair Value Measurements and Disclosures. This valuation method establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure financial assets and liabilities.

The carrying value of the Company's only asset, cash and cash equivalents, approximates fair value.

SUPREME ALLIANCE LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE 2 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's (SEC's) uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital as defined by the Rule, shall not exceed 15 to 1.

As of December 31, 2014, the Company had net capital of $9,579 under Rule 15c3-1, which was $4,579 in excess of its required net capital of $5,000.

NOTE 3 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 1, 2015, the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934

As of December 31, 2014

SUPREME ALLIANCE LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2014

Total Member's Equity	$	9,579
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		9,579
Deduct:		
Non-allowable assets		-
Net Capital	$	9,579

Computation of basic net capital requirement:

Minimum net capital required (greater of $5,000 of 6.5% of aggregate indebtedness)	$	5,000
Excess net capital	$	4,579

Aggregate Indebtedness:

Accounts payable	$	-
Ratio, aggregate indebtedness to net capital		0 to 1

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Member
Supreme Alliance LLC
Lancaster, Kentucky

In planning and performing our audit of the financial statements and supplemental schedule of Supreme Alliance LLC (the "Company") as of and for the year ended December 31, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verification, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

11

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this repot, were adequate at December 31, 2014 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Vernon Oates, CPA
Rancho Cucamonga, California

March 1, 2015